Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2012	2011
Earnings:
Income before income tax expense	$3,847	$2,823
Add:
Equity earnings from affiliates	(467)	(272)
Dividends received from affiliates	313	178
Fixed charges, excluding capitalized interest	932	870
Amortization of capitalized interest	36	40

Total earnings available for fixed charges	$4,661	$3,639

Fixed charges:
Interest on debt and finance lease charges	$773	$706
Capitalized interest	33	30
Interest element on rental expense	159	164

Total fixed charges	$965	$900

Ratio of earnings to fixed charges	4.8	4.0